1056512
0-29618

SEC #0-29704

3-26-02

SECURITIES AND EXCHANGE COMMISSION

02026560

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of March 26, 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 860 - 625 Howe Street
Vancouver, B.C. V6G 2T6
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date March 26, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

PACIFIC RIM

MINING CORP.

Quarterly Shareholders Update

January 31, 2002 Unaudited Financial Statements

Symbol: PFG
CUSIP: 694915109
SEC File No. 0-29704

Head Office:
#860 - 625 Howe Street,
Vancouver, B.C. V6C 2T6

Telephone: (604)689-1976
Facsimile: (604)689-1978
Toll free: 1-888-775-7097

Email: bhenderson@pacrim-mining.com
Website: www.pacrim-mining.com

March 25, 2002

PACIFIC RIM
MINING CORP.

Report to Shareholders

Pacific Rim Mining Corp. (the "Company") is pleased to provide the following update on its activities during and subsequent to the Company's third quarter of fiscal 2002 (November 1, 2001 to January 31, 2002).

Sale of Diablillos

During the quarter Pacific Rim entered into an agreement with Silver Standard Resources Ltd., a CDNX listed company, for the sale of Salta Gold Ltd. and Pacific Rim Mining Corp. Argentina S.A. which hold Pacific Rim's Diablillos silver-gold project in northwestern Argentina for aggregate consideration of US$3.4 million (see news releases dated November 2, 2001, November 30, 2001 and December 14, 2001). The US$3.4 million consideration is payable in staged payments of US$1.5 million in cash on or before December 31, 2001 (paid) and at Silver Standard's election US$1.9 million in cash or common shares of Silver Standard, on or before December 31, 2003. In January 2002 the Company received 383,025 common shares of Silver Standard having a fair market value of US$1 million and representing the June 30 and December 31, 2002 payments. The shares have a four month hold period expiring May 19, 2002 and, unless the shares are sold in a single block, the company is limited to selling a maximum of 80,000 Silver Standard shares per month once the hold period is over. If Silver Standard does not fulfill all the payment requirements Pacific Rim has the option to have the shares of Salta and PFG Argentina returned or have the Diablillos property transferred to a designated entity.

The Toronto Stock Exchange approved the sale of the Diablillos project however stated that within 6 months of the December 14, 2001 closing, the Company must provide satisfactory evidence to the TSE that on a post sale basis the Company will meet the original listing requirements of the Exchange. In the event the Company does not satisfy this requirement within the imposed timeframe the TSE intends to schedule a hearing to determine if the common shares of the Company should continue to trade on the TSE. The Company believes the proposed amalgamation with Dayton Mining (see below) will fulfill the TSE's requirements.

Proposed Amalgation with Dayton Mining Corporation

Also during the quarter the Company entered into an agreement dated January 8, 2002, with Dayton Mining Corporation ("DAY") for the amalgamation of the two companies, subject to shareholder, regulatory and Court approvals. (See news release dated January 9, 2002.) Shareholders of both companies will be asked to approve the amalgamation agreement at separate meetings to be held on April 3, 2002, and Court approvals will be sought April 10, 2002. Upon completion of the amalgamation, the two companies will be merged into a new Pacific Rim Mining Corp.

Under the amalgamation agreement, the new Pacific Rim will issue 1.76 common shares to Dayton shareholders for each share of DAY held. Pacific Rim shareholders will retain their current number of shares held, receiving one new Pacific Rim share for each old share held. Upon completion of the amalgamation, the new Pacific Rim will deliver to each Dayton and Pacific Rim shareholder a Letter of Transmittal, which will enable shareholders to exchange their shares. This procedure is explained in detail in the Joint Management Information Circular mailed on February 28, 2002 to all shareholders of record on February 26, 2002.

Upon completion of the amalgamation the Company's present management team will continue to operate the company. The board of directors of the amalgamated company will be comprised of seasoned mining professionals from both Pacific Rim and Dayton. Bill Myckatyn, Chairman, President and CEO of Dayton will serve as non-executive Chairman of the Board. Thomas Shrake, CEO of Pacific Rim and Catherine McLeod-Seltzer, President of Pacific Rim will continue as CEO and President respectively and maintain their positions on the board. Other non-executive Directors will include Robert Buchan, Chairman, President and CEO of Kinross Gold, Anthony Petrina, Chairman of Miramar Mining and former co-Chairman of Placer Dome and David Fagin, former COO of Homestake Mining.

In addition to its management and exploration expertise, Pacific Rim will contribute to the merged company the cash generated from its sale of the Diablillos project; a total of US $3.4 million. Dayton brings to the table US $2 million cash, an anticipated US $8.1 million (at $270 gold) in cash flow from its 49% interest in the Rawhide Mine in Nevada over the next three years, and the El Dorado gold project in El Salvador. The El Dorado project hosts a high-grade, drill-defined gold resource of roughly 350,000 ounces. This resource occurs in one of the 35 veins currently outlined on the project. The remaining veins require drill testing. Pacific Rim believes there is potential at the El Dorado project for the delineation of additional high-grade gold ounces, providing substantial blue sky to the merged company. The primary drivers for this merger are the El Dorado exploration project and the cash flow from operations that will fund future growth.

Based upon months of in-house and independent analysis, investigation and consideration, the boards of directors of Pacific Rim and Dayton believe that this merger is a win-win opportunity for both companies. In dovetailing Pacific Rim's short term cash position and exploration expertise with Dayton's El Dorado gold project and future cash flow, the merged company will be well-financed and well-managed, providing significant upside for the shareholders of the combined company.

Management believes that completing the merger of Pacific Rim and Dayton will result in enhanced value for shareholders by effecting three primary advantages that would not be achievable by either company independently:

- the ability to conduct immediate exploration and advancement of the El Dorado gold project; a high-grade gold deposit with significant potential to become a low-cost underground operation.
- the influx of approximately US $13.5 million in cash over the next three years (US $5.4 million cash and receivables plus US $8.1 million in free cash flow at US $270 gold).
- the financial ability and technical expertise to take advantage of additional exploration opportunities in the gold industry beyond the existing asset base.

Management's Discussion and Analysis (all amounts in Canadian dollars)

Liquidity

The cash balance increased from $1,341,047 to $ 2,458,811 from 30 April 2001 to 31 January 2002, an increase of $ 1,117,764 of which $ 1,793,083 was received in the three months ended 31 January 2002. The increase in cash position relates to the sale of the Diablillos property. In the prior year, the cash balance increased from $1,347,676 to $1,849,950 from 30 April 2000 to 31 January 2001, an increase of $502,274. The increase in cash for the nine months ended 31 January 2001 related to proceeds from the issuance of special warrants less operating and exploration costs.

Operations

For the 9 months ended 31 January

Loss from operations decreased from $9,239,206 in 2001 to $913,563 in 2002. If the write-off of mineral property costs ($ 8,710,988 in 2001 and $ 371,048 in 2002) is excluded, the loss from operations has increased from $ 528,218 in 2001 to $ 542,515 in 2002. Write-off of mineral property costs in 2001 consisted of general exploration costs and write-off of the Luicho property, and in 2002 consisted of general exploration costs. The increase after write-off of mineral property costs between 2001 and 2002 is primarily due to loss on foreign exchange in 2002, increase in amortization of capital assets, amalgamation expenses and a decrease in interest income.

Wages and employee benefits decreased from $ 334,430 in 2001 to $ 258,756 due to a reduction of staff in 2002. Amortization increased due to a charge being taken for decline in net realizable value of the capital asset below the net carrying amount. The company incurred $ 60,322 of amalgamation expenses relating to its proposed amalgamation with Dayton Mining Corporation in 2002. Rent expense decreased from $ 61,972 in 2001 to $ 27,016 in 2002 due to the company decreasing its office size. Shareholder information expense decreased from $ 61,972 in 2001 to $ 27,016 in 2002 due to a reduction of exploration activity in 2002. Travel decreased from $ 37,400 in 2001 to $ 9,535 in 2002. The decrease is related primarily to a reduction of travel associated with investor relations activities such as attending investor and mining conferences. Interest income decreased from $ 152,273 in 2001 to $ 28,916 in 2002 due to the decrease of short term investments in 2002 compared to 2001 and a reduction of interest earned on investments. The company sold its Diablillos property in 2002, which resulted in a $ 66,636 gain.

For the 3 months ended 31 January

Loss from operations decreased from $ 2,809,870 in 2001 to $ 429,771 in 2002. If the write-off of mineral property costs ($ 2,401,394 in 2001 and $ 209,686 in 2002) is excluded, there was a loss from operations of $408,476 in 2001 and a loss from operations of $ 220,085 in 2002. The decrease in loss was due to foreign exchange losses in 2001 and foreign exchange gains in 2002. Write-off of mineral property costs in 2001 consisted of general exploration costs and write-off of the Luicho property and in 2002 consisted of general exploration costs.

Interest income decreased from $ 42,483 in 2001 to $ 12,467 in 2002 due to the decrease of short term investments in 2002 compared to 2001 and a reduction of interest earned on investments. The company incurred $ 60,322 of amalgamation expenses relating to its proposed amalgamation with Dayton Mining Corporation in 2002.

Investing and Financing

For the 9 months ended 31 January

Total expenditures on properties decreased from $ 5,330,497 in 2001 to a recovery of $ 1,539,084 in 2002. Expenditures on the Luicho claims decreased from $ 4,345,642 in 2001 to $ nil in 2002. Expenditures on the San Francisco decreased from $ 208,561 in 2001 to $ 159,174 in 2002. Expenditures on the Prometedora claims decreased from $ 117,504 in 2001 to $ nil in 2001. Expenditures on Diablillos decreased from $ nil in 2001 to a rècovery of $ 3,633,933 in 2002, due to the sale of the property. Investigative exploration costs decreased from $ 595,528 in 2001 to $ 371,048 in 2002. The company received $ 1,590,000 of common shares of Silver Standard Resources Inc. on the sale of the Diablillos property.

In 2001, 1,707,530 special warrants were issued for total proceeds of $ 7,329,493; financing costs related to the special warrants were $ 695,303. 40,500 options were exercised for cash of $ 61,560. In 2002, there were no shares issued or special warrants allotted.

For the 3 months ended 31 January

Total expenditures on properties decreased from $ 1,072,828 in 2001 to a recovery of $ 3,592,842 in 2002. Expenditures on the Luicho claims decreased from $ 492,916 in 2001 to $ nil in 2002. Expenditures on the San Francisco claims increased from $ 162,880 in 2001 to $ 30,714 in 2002. Expenditures on the Prometedora claims decreased from $ 13,914 in 2001 to $ nil in 2002. Expenditures on Diablillos decreased from $ nil in 2000 to a recovery of $ 3,833,243 in 2002. Investigative exploration costs decreased from $ 403,228 in 2001 to $ 209,687 in 2002. The company received $ 1,590,000 of common shares of Silver Standard Resources Inc. on the sale of the Diablillos property.

Forward-Looking Statements

Some of the statements contained in this quarterly report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. These risks and uncertainties include but are not limited to the approval of the amalgamation agreement and the expected outcomes for the merged company, the value of project cash flows, and the expected synergies of the proposed merger. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

PACIFIC RIM MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2002

Prepared by Management

Pacific Rim Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
Canadian Funds
Prepared by Management

Statement 1

ASSETS			As at 31 January 2002		As at 30 April 2001
Current	Cash	$	**2,458,811**	$	1,341,047
	Short term investments		**1,590,000**		-
	Accounts receivable		**14,405**		25,449
	Prepaid expenses and deposits		**32,624**		32,821
			4,095,840		1,399,317
Capital Assets, *less accumulated amortization*			**82,019**		176,733
Mineral Property Costs - *Schedule*			**1,561,065**		1,401,891
Investment in Salta Gold Ltd.			**-**		3,633,933
		$	**5,738,924**	$	6,611,874
LIABILITIES					
Current	Accounts payable and accrued liabilities	$	**98,086**	$	57,473
SHAREHOLDERS' EQUITY					
Share Capital	Authorized: 100,000,000 common shares without par value Issued and fully paid: 23,498,600 (23,398,600) shares		**33,589,783**		33,589,783
Deficit - *Statement 2*			**(27,948,945)**		(27,035,382)
			5,640,838		6,554,401
		$	**5,738,924**	$	6,611,874

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer" , Director

"William Myckatyn" , Director

See Accompanying Notes

Pacific Rim Mining Corp. *Statement 2*

(An Exploration Stage Company)

Consolidated Statement of Changes in Shareholders' Equity

As at 31 January

Canadian Funds

Prepared by Management

	Common Shares	Amount	Deficit Accumulated	Total
Balance - 30 April 2000	21,650,570 $	26,864,033 $	(17,400,502) $	9,463,531
Exercise of options	40,500	61,560	-	61,560
Allotted: Special warrants	1,707,530	7,329,493	-	7,329,493
Financing costs	-	(695,303)	-	(695,303)
Loss for the period	-	-	(9,239,206)	(9,239,206)
Balance - 31 January 2001	23,398,600 $	33,559,783 $	(26,639,708) $	6,920,075
Balance - 30 April 2001	23,498,600 $	33,589,783 $	(27,035,382) $	6,554,401
Loss for the period	-	-	(913,563)	(913,563)
Balance - 31 January 2002	23,498,600 $	33,589,783 $	(27,948,945) $	5,640,838

See Accompanying Notes

Pacific Rim Mining Corp.

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

Canadian Funds

Prepared by Management

Statement 3

	For The Three Months Ended 31 January 2002	For The Three Months Ended 31 January 2001	For the Nine Months Ended 31 January 2002	For the Nine Months Ended 31 January 2001
Operating Expenses				
Write-off of mineral property costs	$ 209,686	$ 2,401,394	$ 371,048	$ 8,710,988
Wages and employee benefits	110,752	155,980	258,756	334,430
Office, secretarial and bookkeeping	40,813	29,778	99,613	102,808
Amortization	4,159	2,160	70,989	9,621
Audit and accounting	25,860	4,002	64,356	58,729
Amalgamation expenses	60,322	-	60,322	-
Professional fees	27,518	16,407	47,948	58,503
Rent	8,691	20,656	27,016	61,972
Shareholder information	11,973	9,438	25,906	75,396
Travel	8,715	84	9,535	37,400
Transfer agent fees	1,265	1,567	7,586	20,771
Listing and filing fees	240	-	5,295	15,582
Interest and bank charges - net	(12,467)	(42,483)	(28,916)	(152,273)
Foreign exchange loss (gain)	(1,120)	210,887	(39,255)	(94,721)
Sale of resource property	(66,636)	-	(66,636)	-
Loss for the Period	(429,771)	(2,809,870)	(913,563)	(9,239,206)
Deficit - Beginning of period	(27,519,174)	(23,829,838)	(27,035,382)	(17,400,502)
Deficit - End of Period	$ (27,948,945)	$ (26,639,708)	$ (27,948,945)	$ (26,639,708)
Loss per Share - Basic	$ (0.02)	$ (0.12)	$ (0.04)	$ (0.41)

Pacific Rim Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flow
Canadian Funds
Prepared by Management

Statement 4

	For The Three Months Ended 31 January 2002	For The Three Months Ended 31 January 2001	For the Nine Months Ended 31 January 2002	For the Nine Months Ended 31 January 2001
Operating Activies				
Loss for the period	$ (429,771)	$ (2,809,870)	$ (913,563)	$ (9,239,206)
Items not affecting cash:				
Amortization	4,159	2,160	70,989	9,621
Write-off of mineral property costs	209,686	2,401,394	371,048	8,710,988
	(215,926)	(406,316)	(471,526)	(518,597)
Changes in:				
- Accounts receivable	(9,368)	19,348	11,044	5,459
- Prepaid expenses	(14,049)	4,707	197	17,030
- Accounts payable	27,240	(43,368)	40,613	(293,689)
Cash used in operating activities	(212,103)	(425,629)	(419,672)	(789,797)
Investing Activities				
Mineral property costs	2,005,186	(1,065,623)	1,539,084	(5,330,497)
Purchase of capital assets	-	(202)	(1,648)	(45,657)
Investment in Salta Gold Ltd.	-	(6,162)	-	(27,525)
Cash used in investing activities	2,005,186	(1,071,987)	1,537,436	(5,403,679)
Financing Activities				
Share capital issued	-	(12,139)	-	6,695,750
Share capital allotted	-	-	-	-
Cash received in financing activities	-	(12,139)	-	6,695,750
Net Increase (Decrease) in Cash Position	1,793,083	(1,509,755)	1,117,764	502,274
Cash position - Beginning of period	665,728	3,359,705	1,341,047	1,347,676
Cash Position - End of Period	$ 2,458,811	$ 1,849,950	$ 2,458,811	$ 1,849,950
Supplemental Schedule of Non-Cash Transactions:				
Transfer of Investment in Salta Gold Ltd. to Mineral Property Costs	$ -	$ -	$ 3,633,933	$ -
Shares received on sale of resource property	$ 1,590,000	$ -	$ 1,590,000	$ -
Deferred Amortization	$ 2,344	$ -	$ 25,373	$ -

Pacific Rim Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Schedule of Mineral Property Costs
Canadian Funds
Prepared by Management

Schedule

	For The Three Months Ended 31 January 2002	For The Three Months Ended 31 January 2001	For the Nine Months Ended 31 January 2002	For the Nine Months Ended 31 January 2001
Direct				
South American Properties				
Diablillos claims	$ (3,833,243)	$ -	$ (3,633,933)	$ -
Various claims - Investigation costs	209,687	403,228	371,048	595,528
San Francisco Claims	30,714	162,880	159,174	208,561
Luicho	-	492,916	-	4,345,642
Prometedora Claims	-	13,914	-	117,504
Sol Brillante Claims	-	(110)	-	91,654
Costs for the Period	(3,592,842)	1,072,828	(3,103,711)	5,358,889
Balance - Beginning of period	5,363,593	2,674,683	1,401,891	4,698,216
Trasfer of Investment in Salta Gold Ltd. to mineral property	-	-	3,633,933	-
Write-off of mineral property costs	(209,686)	(2,401,395)	(371,048)	(8,710,989)
Balance - End of Period	$ 1,561,065	$ 1,346,116	$ 1,561,065	$ 1,346,116

See Accompanying Notes

1. Significant Accounting Policies

The notes to the consolidated financial statements as at 30 April 2001, as set forth in the company's 2001 Annual Report substantially apply to these interim consolidated financial statements and are not repeated here.

2. Interim Consolidated Financial Statements Adjustments

The financial information given in the accompanying unaudited interim consolidated financial statements reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods reported. All such adjustments are of a normal recurring nature. All financial statements presented herein are prepared by management.

3. Mineral Property Costs

Diablillos Property

28 June 2001, the company repurchased its 70% interest in Salta Gold Ltd. ("Salta") and one share of Pacific Rim Mining Corp. Argentina S.A. at a nominal amount, thereby restoring the company's ownership in Salta to 100%. The major asset of Salta at the date of repurchase is the Diablillos mineral property in Argentina, on which approximately $ 16,000,000 in exploration expenditures have been incurred to date. The company has transferred its investment in Salta to mineral property costs during the prior quarter.

By agreement dated 14 December 2001, the company agreed to sell its 100% interest in Salta and PFG Argentina to Silver Standard Resources Inc. ("SSO") The major asset of Salta is the Diablillos mineral property in Argentina. Under the terms of the agreement, SSO will pay, at its option, a total of $ 3.4 million US, consisting of staged payments totaling $ 1.5 million in cash on or before 31 December 2001 (paid) and $ 1.9 million in cash or common shares, at SSO's election, on or before 31 December 2003. In January 2002 the company received 383,025 common shares of SSO, which had a fair market value of $ 1million US. These shares have a four month hold expiring 19 May 2002 unless the shares are sold in a single block, the company is limited to selling a maximum of 80,000 shares of SSO per month once the hold period is over. Salta and PFG Argentina have been treated as sold in these financial statements. All amounts received from SSO will be treated as a recovery of deferred costs on the Diablillos property and any recovery over the cost will be treated as a gain. If SSO does not fulfill the payment requirements, the company can, at its option, have the shares of Salta and PFG Argentina returned or have the Diablillos property transferred to a designated entity.

4. Share Capital

On 4 July 2001, the company issued 1,463,800 stock options exercisable at $ 0.29 per share.

5. Amalgamation

By agreement dated 8 January 2002, the company agreed to amalgamate with Dayton Mining Corporation ("Dayton"), a Canadian TSE and AMEX listed company.

Under the amalgamation, Dayton shareholders will receive 1.76 common shares of the newly amalgamated company in exchange for each common share of Dayton. Pacific Rim shareholders will receive 1 common share of the newly amalgamated company in exchange for each common share of Pacific Rim. This will result in Dayton shareholders and the Pacific Rim shareholders consisting of 70% and 30% of the merged company respectively.

This transaction is subject to shareholder and regulatory approval

Should one party not obtain shareholder approval, that company will be responsible for all costs of the transaction. If both companies do not obtain shareholder approval, the transaction costs will be split evenly. A $ 250,000 US penalty exists if one party terminates the amalgamation for another proposal.

6. Segmented Information

Details on a geographic basis at 31 January 2002 are as follows:

	North America	South America	Total
Assets	$ 4,036,183	$ 1,702,741	$ 5,738,924
Capital expenditures (recovery)	$ 0	$ (1,539,084)	$ (1,539,084)
Loss for the period	$ 563,982	$ 349,581	$ 913,563

Details on a geographic basis at 31 January 2001 are as follows:

	North America	South America	Total
Assets	$ 1,804,519	$ 5,245,687	$ 7,050,206
Capital expenditures (recovery)	$ 0	$ 5,403,679	$ 5,403,679
Loss for the period	$ 617,443	$ 6,621,763	$ 9,239,206